Founded in 1852 by Sidney Davy Miller	Miller, Canfield, Paddock and Stone, P.L.C. 840 West Long Lake Road, Suite 200 Troy, Michigan 48098 TEL (248) 879-2000 FAX (248) 879-2001 www.millercanfield.com	MICHIGAN: Ann Arbor Detroit • Grand Rapids Kalamazoo • Lansing Saginaw • Troy

Brad B. Arbuckle TEL (248) 267-3283 FAX (248) 879-2001 E-MAIL arbuckle@millercanfield.com		FLORIDA: Naples ILLINOIS: Chicago NEW YORK: New York

CANADA: Toronto • Windsor CHINA: Shanghai MEXICO: Monterrey POLAND: Gdynia Warsaw • Wroclaw
August 26, 2009
Daniel Morris, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Commerce Street Pantheon Mortgage Asset Securitizations LLC
Amendment No. 6 to Registration Statement on Form S-3
Filed August 26, 2009
File No. 333-157976
Dear Mr. Morris:
     On behalf of Commerce Street Pantheon Mortgage Asset Securitizations LLC (the “depositor”), we transmit for filing under the Securities Act of 1933, pre-effective amendment No. 6 to the registration statement on Form S-3 (no. 333-157976) (“Amendment No. 6”). For your convenience, courtesy copies of the amendment are being provided to you, including a copy that is marked to show changes against the registration statement.
     Amendment no. 6 revises the registration statement to reflect our recent discussions with the SEC’s staff.
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     As requested, the depositor acknowledges that:
•	It is responsible for the accuracy and adequacy of the disclosures it has made;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The depositor may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, the depositor understands that the Division of Enforcement has access to all information the depositor provides to the staff of the Division of Corporation Finance in connection with its review of the depositor’s filing or in response to its comments on the depositor’s filing.
     If you have any questions, please do not hesitate to contact the undersigned.

Sincerely, Miller, Canfield, Paddock and Stone, p.l.c.
By:	/s/ Brad B. Arbuckle
Brad B. Arbuckle

DISCLOSURE UNDER TREASURY CIRCULAR 230: The United States Federal tax advice contained in this document and its attachments, if any, may not be used or referred to in the promoting, marketing or recommending of any entity, investment plan or arrangement, nor is such advice intended or written to be used, and may not be used, by a taxpayer for the purpose of avoiding Federal tax penalties. Advice that complies with Treasury Circular 230’s “covered opinion” requirements (and thus, may be relied on to avoid tax penalties) may be obtained by contacting the author of this document.